                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                     Gemstar - TV Guide International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   36866W 10 6
                                   -----------
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000

                               ------------------

                                 With copies to:

                             Jeffrey W. Rubin, Esq.
                             Hogan & Hartson L.L.P.
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 29 pages)

---------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                The News Corporation Limited

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   [X]

                (b)   [_]

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                South Australia, Australia
--------------------------------------------------------------------------------
           NUMBER OF                       7           SOLE VOTING POWER
            SHARES                                     174,931,473 shares
          BENEFICIALLY            ----------------------------------------------
            OWNED BY                       8           SHARED VOTING POWER
              EACH                                     See Item 5 and Item 6.
           REPORTING              ----------------------------------------------
             PERSON                        9           SOLE DISPOSITIVE POWER
                                                       174,931,473 shares
                                  ----------------------------------------------
                                           10          SHARED DISPOSITIVE POWER
                                                       See Item 5 and Item 6.
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                174,931,473
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 42.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
================================================================================

================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                K. Rupert Murdoch

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   [X]

                (b)   [_]

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
           NUMBER OF                       7           SOLE VOTING POWER
            SHARES                                     174,931,473 shares
          BENEFICIALLY            ----------------------------------------------
            OWNED BY                       8           SHARED VOTING POWER
              EACH                                     See Item 5 and Item 6.
           REPORTING              ----------------------------------------------
             PERSON                        9           SOLE DISPOSITIVE POWER
                                                       174,931,473 shares
                                  ----------------------------------------------
                                           10          SHARED DISPOSITIVE POWER
                                                       See Item 5 and Item 6.
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                174,931,473
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 42.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                IN
================================================================================

================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sky Global Holdings, Inc.

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   [X]

                (b)   [_]

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
           NUMBER OF                       7           SOLE VOTING POWER
            SHARES                                     87,465,737 shares
          BENEFICIALLY            ----------------------------------------------
            OWNED BY                       8           SHARED VOTING POWER
              EACH                                     See Item 5 and Item 6.
           REPORTING              ----------------------------------------------
             PERSON                        9           SOLE DISPOSITIVE POWER
                                                       87,465,737 shares
                                  ----------------------------------------------
                                           10          SHARED DISPOSITIVE POWER
                                                       See Item 5 and Item 6.
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                87,465,737
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 21.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
================================================================================

================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                News Publishing Australia Limited

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   [X]

                (b)   [_]

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
           NUMBER OF                       7           SOLE VOTING POWER
            SHARES                                     87,465,736 shares
          BENEFICIALLY            ----------------------------------------------
            OWNED BY                       8           SHARED VOTING POWER
              EACH                                     See Item 5 and Item 6.
           REPORTING              ----------------------------------------------
             PERSON                        9           SOLE DISPOSITIVE POWER
                                                       87,465,736 shares
                                  ----------------------------------------------
                                           10          SHARED DISPOSITIVE POWER
                                                       See Item 5 and Item 6.
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                87,465,736
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 21.4%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 5)

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                     GEMSTAR - TV GUIDE INTERNATIONAL, INC.

Introductory Statement

         This Amendment No. 5 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar"). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000, with the Securities and Exchange Commission (the "Commission") by The News Corporation Limited ("News Corporation"), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) ("SGH"), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by News Corporation, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and News Publishing Australia Limited ("NPAL"), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and NPAL, and (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by News Corporation,
K. Rupert Murdoch, SGH and NPAL (collectively, the "Prior Filing" and collectively with this Amendment No. 5, this "Statement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

         This Amendment reports an agreement in principle among News Corporation, Dr. Henry C. Yuen, Elsie Ma Leung and the Board of Directors of Gemstar (the "Board") with respect to restructuring Gemstar's management and corporate governance.

Item 2.           Identity and Background.

                  Item 2 is amended and restated in its entirety as follows:

         This Statement is being filed by (i) News Corporation, a South Australia, Australia corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York, 10036, (iii) SGH, a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801 and (iv) NPAL, a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices at 1300

North Market Street, Suite 404, Wilmington, Delaware 19801. News Corporation, K. Rupert Murdoch, SGH and NPAL are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

         News Corporation, together with its subsidiaries, is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia and the Pacific Basin. News Corporation has also entered into joint ventures to provide direct-to-home (DTH) television services in Italy and Latin America. News Corporation is a holding company which conducts all of its activities through subsidiaries and affiliates.

         SGH, through its subsidiaries, is principally engaged in the distribution of pay-TV services via satellite. SGH's indirect subsidiary TVGH Holdco, Inc. ("TVGH Holdco") holds a portion of the shares of Common Stock of the Issuer reported herein. SGH is wholly-owned by News Corporation through certain intermediaries.

         NPAL is a holding company that is wholly-owned by News Corporation directly and through certain intermediaries. NPAL's direct wholly-owned subsidiaries LUVSG Holdco, Inc. ("LUVSG Holdco") and LTVGIA Holdco, Inc. ("LTVGIA Holdco") each hold a portion of the shares of Common Stock of the Issuer reported herein.

         Approximately 30% of the voting stock of News Corporation is owned by:
(i) K. Rupert Murdoch; (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. R. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K.
R. Murdoch, members of his family and certain charities; and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. K. R. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. K.
R. Murdoch may be deemed to control the operations of News Corporation.

         During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.           Purpose of Transaction.

                  Item 4 is amended and restated to read in its entirety as follows:

         On May 2, 2001, Liberty Media Corporation ("Liberty"), Liberty UVSG, Inc. ("LUVSG"), News Corporation and NPAL entered into an Agreement and Plan of Merger, dated as of May 2, 2001 (the "NPAL/LUVSG Merger Agreement"), a copy of which is filed as Exhibit 7(g) hereto and which is incorporated by reference herein, pursuant to which LUVSG was merged with and into NPAL (the "NPAL/LUVSG Merger"). As a result of the NPAL/LUVSG Merger, on May 2, 2001, NPAL acquired the 70,704,586 shares of Common Stock owned by LUVSG. NPAL has since transferred such shares to its subsidiary LUVSG Holdco.

         On November 27, 2001, Liberty, Liberty TVGIA, Inc. ("LTVGIA"), News Corporation and NPAL entered into an Agreement and Plan of Merger, dated as of November 27, 2001 (the "NPAL/LTVGIA Merger Agreement"), a copy of which is filed as Exhibit 7(j) hereto and which is incorporated by reference herein, pursuant to which the parties agreed to merge LTVGIA with and into NPAL on December 3, 2001 (the "NPAL/LTVGIA Merger"). As a result of the NPAL/LTVGIA Merger, on December 3, 2001, NPAL acquired the 16,761,150 shares of Common Stock owned by LTVGIA. NPAL has since transferred such shares to its subsidiary LTVGIA Holdco.

         Pursuant to the Stockholders' Agreement Letter (as defined in Item 6), Liberty assigned to News Corporation its rights under the Stockholders' Agreement, dated as of October 4, 1999 (the "Stockholders' Agreement"), which became effective on July 12, 2000, by and among News Corporation, Liberty, Dr. Yuen and the Issuer. Such assignment of rights included the assignment of Liberty's right to designate three members of the Board.

         In April 2002, News Corporation designated, and the Board appointed, Peter Chernin and Jeff Shell to the Board, replacing Chase Carey and Peter C. Boylan III.

         Following discussions among News Corporation, Dr. Yuen, Ms. Leung and the Board (including a special committee of independent directors thereof), an agreement in principle was reached on October 8, 2002 with respect to restructuring Gemstar's management and corporate governance. The agreement in principle, which is subject to completion of definitive documentation, includes the parties' agreement with respect to the following matters, among others: the resignations of Dr. Yuen and Ms. Leung from their current executive positions with Gemstar and the termination of their existing employment arrangements; new employment arrangements for Dr. Yuen and Ms. Leung with a newly formed business unit of Gemstar; Dr. Yuen's continued service on the Board for three years and the elimination of Dr. Yuen's ability to designate other persons to the Board; Dr. Yuen's agreement to resign from the Board in the event of his termination of employment; and agreements between Dr. Yuen and Gemstar relating to intellectual property. It is anticipated that Ms. Leung will remain as a director through the end of her term in 2003. The changes contemplated by the agreement in principle are referred to herein as the "Restructuring Plan." The Restructuring Plan also contemplates two mutual releases: one among Gemstar, Dr. Yuen and Ms. Leung, and the other among Dr. Yuen, Ms. Leung and News Corporation. It is anticipated that Jeff Shell, formerly of News Corporation subsidiary Fox Cable Networks and currently co-President and Chief Operating Officer of Gemstar, will succeed Dr. Yuen as Chief Executive Officer of Gemstar upon Dr. Yuen's resignation from such position. While definitive documents reflecting the Restructuring Plan are expected to be negotiated and entered into shortly, there can be no assurance that definitive agreements will be entered into in substantially the form described herein or at all.

         Subject to the foregoing, the Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could result in any of the events or circumstances referred to in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; the performance of the Issuer's management; other developments concerning the Issuer and their businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

         Other than as set forth or contemplated herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         See Item 3, which is incorporated by reference herein, and Item 6, set forth below.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is amended and restated to read in its entirety as follows:

         SGH is the indirect beneficial owner, through its control of TVGH Holdco, of 87,465,737 shares of Common Stock, approximately 21.4% of the issued and outstanding Common Stock. NPAL is the indirect beneficial owner, through its control of LUVSG Holdco (which owns 70,704,586 shares of Common Stock) and LTVGIA Holdco (which owns 16,761,150 shares of Common Stock), of 87,465,736 shares of Common Stock, approximately 21.4% of the issued and outstanding Common Stock. Each of News Corporation and Mr. K. R. Murdoch may be deemed to be indirect beneficial owners of the 87,465,737 shares of Common Stock beneficially owned by SGH and the 87,465,736 shares of Common Stock beneficially owned by NPAL, for a total of 174,931,473 shares of Common Stock, approximately 42.9% of the issued and outstanding Common Stock. The share percentages are calculated based on 408,151,000 shares of Common Stock outstanding as of June 30, 2002, as provided to the Reporting Persons by the Issuer.

         To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

         To the Reporting Persons' knowledge, based on information contained in Dr. Yuen's Amendment No. 4 to the Schedule 13D, filed August 16, 2002, (i) Dr. Yuen beneficially owns 39,920,487 shares of Common Stock (including options to purchase 27,050,527 shares of Common Stock), approximately 9% of the issued and outstanding Common Stock, and (ii) Ms. Leung beneficially owns 6,839,570 shares of Common Stock (including options to purchase 6,530,000 shares of Common Stock), approximately 1.6% of the issued and outstanding Common Stock. To the Reporting Persons' knowledge, after giving effect to the Restructuring Plan and assuming no intervening changes in beneficial ownership have occurred, Dr. Yuen would beneficially own 38,748,860 shares of Common Stock (including options to purchase 25,878,900 shares of Common Stock exercisable within 60 days of the date hereof), representing approximately 8.9% of the issued and outstanding Common Stock and Ms. Leung would beneficially own 7,639,570 shares of Common Stock (including options to purchase 7,330,000 shares of Common Stock exercisable within 60 days of the date hereof), representing approximately 1.8% of the issued and outstanding Common Stock. The share percentages are calculated based on 408,151,000 shares of Common Stock outstanding as of June 30, 2002, as provided to the Reporting Persons by the Issuer. News Corporation, Dr. Yuen and Ms. Leung may constitute a "group" under Rule 13d-5 promulgated under the Exchange Act.

         Except with respect to the shares of Common Stock beneficially owned by Dr. Yuen and Ms. Leung, as to which the Reporting Persons disclaim beneficial ownership, and except as otherwise may be described in Item 6, the Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

         Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is amended and restated to read in its entirety as follows:

         The arrangements described below exist with respect to the Common Stock. MANY OF THESE EXISTING ARRANGEMENTS WOULD BE CHANGED BY THE RESTRUCTURING PLAN. SEE "RESTRUCTURING PLAN" SET FORTH BELOW.

STOCKHOLDERS' AGREEMENT AMONG SIGNIFICANT STOCKHOLDERS

         Pursuant to the current Stockholders' Agreement, News Corporation entered into the agreements with respect to the Common Stock described below. As described below, pursuant to the Stockholders' Agreement Letter (as defined below), Liberty assigned its rights under the Stockholders' Agreement to News Corporation including its right to designate three members of the Board of Directors of the Issuer.

         The description of the Stockholders' Agreement is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement which is an exhibit to this Statement and is incorporated by reference herein. The Reporting Persons disclaim beneficial ownership of those securities of the Issuer beneficially owned by Dr. Yuen.

         Directors: Pursuant to the Stockholders' Agreement, Dr. Yuen and
         ----------
designees of Dr. Yuen and News Corporation agreed (1) to vote for, or to use their best efforts to cause their respective designees on the Board to vote for Dr. Yuen's election as a director and appointment as Chairman of the Board and Chief Executive Officer until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause and (2) to vote for the election to the Board of five other persons (including two independent directors) designated by Dr. Yuen until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause, provided that if Dr. Yuen should die or become disabled during such five-year period, News Corporation has agreed, for the remainder of the five-year period, to continue to vote for the election to the Board of the directors formerly designated by Dr. Yuen or their successors (including Dr. Yuen's successor) and to vote against their removal except for cause.

         For so long as News Corporation is committed to vote for Dr. Yuen and his designees, Dr. Yuen agreed to vote his shares of Common Stock for the election to the Board of six designees of News Corporation including two independent directors (subject to the exception stated in the Bylaws as discussed below). The six directors designated by News Corporation are: David F. DeVoe, Peter Chernin, Nicholas Donatiello, Jr., K. Rupert Murdoch, Lachlan K. Murdoch and Jeff Shell.

         Under the Stockholders' Agreement, News Corporation's right to designate directors generally is reduced by one director upon the transfer of 90% or more of the shares of Common Stock it beneficially owned at the effective time of the Gemstar-TVG Merger.

Officers:
--------

         Pursuant to the Stockholders' Agreement, News Corporation is required to use its best efforts to cause its designees to the Board to vote for Dr. Yuen's election as Chairman of the Board and Chief Executive Officer of Gemstar, and for the election of Ms. Leung (and any successors to her offices) as co-President, co-Chief Operating Officer, a member of the Office of the Chief Executive and Chief Financial Officer of Gemstar, in each case during the five-year period following the completion of the Gemstar-TVG Merger and against any removal or diminution of such officer's responsibilities during such period (provided that the Issuer does not have the right to terminate Dr. Yuen's employment for disability pursuant to his employment agreement or that "cause," within the meaning of Dr. Yuen's employment agreement, does not exist for termination of such employment).

         In addition, Dr. Yuen is required to vote, and to use his best efforts to cause his designees to the Board to vote, for the election of Peter C. Boylan III and to the successor to the office of Joachim Kiener (and the successors to their respective offices) as co-Presidents and co-Chief Operating Officers of the Issuer and as members of the Office of the Chief Executive during the five-year period following the completion of the Gemstar-TVG Merger and against any removal or diminution of their responsibilities during such period (provided that "cause," within the meaning of Dr. Yuen's employment agreement, does not exist for termination of such employment).

         Standstill: Each of Dr. Yuen and News Corporation agreed in the
         ----------
Stockholders' Agreement, provided that their respective designees to the Board continue to be elected and appointed directors, that until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar other than as a result of his termination without cause, they will not:

         (1) make a public offer to acquire all or part of the Issuer, except in certain cases where another unaffiliated person has made an offer for a comparable percentage of the Issuer;

         (2) solicit proxies for the election of directors or make any stockholder proposal, except in certain cases;

         (3) act in concert with other stockholders or become a group within the meaning of applicable rules of the Securities and Exchange Commission, other than with each other and parties controlled by each other and except in connection with making a permitted competing offer for the Issuer;

         (4) transfer shares of Common Stock to any person who would, to the knowledge of such party, be an "Acquiring Person" within the meaning of the Issuer's rights agreement (i.e., a person whose ownership of Common Stock is such as to cause the share purchase rights issued under the rights agreement to become exercisable); or

         (5) seek to challenge the legality of the foregoing provisions of the Stockholders' Agreement.

         Registration Rights: The Stockholders' Agreement provides that until
         -------------------
the tenth anniversary of July 12, 2000, News Corporation (or transferees of its Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer is not required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

         Notwithstanding the foregoing, the Issuer is not required to effect any demand registration after such time as News Corporation (or transferees of its Common Stock), as the case may be, is able to sell all of its Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

         Under the Stockholders' Agreement, the Issuer agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer's legal and accounting expenses for subsequent registrations.

         Under the Stockholders' Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

         Under the Stockholders' Agreement, the Issuer agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale. The Stockholders' Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

         Rights of First Offer: Under the Stockholders' Agreement, Dr. Yuen may
         ---------------------
not transfer shares of Common Stock which he owns, except for limited transfers as specified in the Stockholders' Agreement, unless he first offers such shares to News Corporation. Any purchases of Common Stock from Dr. Yuen by News Corporation do not cause a triggering event under the Issuer's rights agreement.

         The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the complete text of the Stockholders' Agreement, which was filed as Exhibit 7(b) to this Statement and is incorporated by reference herein.

NPAL/LTVGIA MERGER;  NPAL/LUVSG MERGER

         On November 27, 2001, Liberty, LTVGIA, News Corporation and NPAL entered into the NPAL/LTVGIA Merger Agreement and agreed to consummate the NPAL/LTVGIA Merger. Upon the consummation of the NPAL/LTVGIA Merger on December 3, 2001, NPAL acquired the 16,761,150 shares of Common Stock owned by LTVGIA. See Item 4.

         On May 2, 2001, Liberty, LUVSG, and News Corporation and NPAL entered into the NPAL/LUVSG Merger Agreement and consummated the NPAL/LUVSG Merger. As a result, NPAL acquired the 70,704,586 shares of Common Stock owned by LUVSG. See
Item 4.

         The foregoing description of the transactions contemplated by the NPAL/LTVGIA Merger Agreement and the NPAL/LUVSG Merger Agreement are qualified in their entirety by reference to the complete texts of the NPAL/LTVGIA Merger Agreement and the NPAL/LUVSG Merger Agreement which have been filed as exhibits to this Statement and are incorporated by reference herein.

STOCKHOLDERS' AGREEMENT LETTER

         In connection with the execution and consummation of the NPAL/LUVSG Merger Agreement, Liberty and News Corporation entered into a letter agreement, dated May 2, 2001, concerning certain matters under the Stockholders' Agreement (the "Stockholders' Agreement Letter"). Pursuant to the Stockholders' Agreement Letter, effective at the effective time of the NPAL/LUVSG Merger, Liberty assigned to News Corporation its rights under the Stockholders' Agreement including its right to designate three members of the Board. As a result, News Corporation has the right to designate six members to such Board (including the three members News Corporation had the right under the Stockholders' Agreement to designate prior to the NPAL/LUVSG Merger).

         In the Stockholders' Agreement Letter Liberty also agreed for the sole benefit of News Corporation and its controlled affiliates, that, regardless of whether or not any Liberty Designees (as defined in the Stockholders' Agreement) continue to serve on the Issuer's Board of Directors, it would continue to be subject to the non-competition provisions set forth in Section 8 of the Stockholders' Agreement until the first to occur of July 12, 2005 and such time as no designees of News Corporation continue to serve on the Issuer's Board.

         The foregoing description of the Stockholders' Agreement Letter is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement Letter, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

BYLAWS OF THE ISSUER

         Pursuant to the current Bylaws of the Issuer (the "Bylaws"), the Board consists of 12 directors, six of which are TVG Directors (as such term is defined in the Bylaws). Two of the TVG Directors are TVG Independent Directors (as such term is defined in the Bylaws), unless a majority of the GS Director Committee (as such term is defined in the Bylaws) consents to there being only one TVG Independent Director. Currently, there is only one TVG Independent Director. The Bylaws provide (as described in greater detail below) that:

         (1) two of the four members of the Board's Executive Committee are TVG Directors;

         (2) two of the members of the Board's Compensation Committee are selected by the TVG Director Committee (as such term is defined in the Bylaws);

         (3) two of the three members of the Board's Special Committee are TVG Directors;

         (4) two of the four members of the Board's Audit Committee are TVG Directors;

         (5) there shall be a TVG Director Committee of the Board.

         Vacancies. Vacancies on the Board are filled by the majority vote of
         ---------
the directors present and voting at a meeting of the Board duly called and held at which a quorum is present or by unanimous written consent of the directors. However, expiring directorships or vacancies on the Board are filled by the GS Director Committee (as such term is defined in the Bylaws), in the case of the directors designated by the Board prior to the Gemstar-TVG Merger and their successors, and by the TVG Director Committee, in the case of the TVG Directors and their successors, until the fifth anniversary of the completion of the Gemstar-TVG Merger.

         Chairman. Until the earlier of the fifth anniversary of the completion
         --------
of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar, Dr. Yuen is to be Chairman of the Board so long as he is a director. Thereafter, until the third annual Board meeting following (1) the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Gemstar-TVG Merger, the Chairman of the Board is to be elected by a majority vote or unanimous written consent of TVG Directors or their successors.

         Tie Votes. Except for the matters delegated to the Compensation
         ---------
Committee, the Audit Committee or the Special Committee of the Board, matters identified in the Bylaws as "fundamental decisions" and matters that require approval by supermajority vote of stockholders, if a matter is brought before the Board and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter is to be generally exercised by the Tie- breaking Committee of the Board (of which Dr. Yuen is the sole member) until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Gemstar-TVG Merger, the TVG Director Committee generally has the ability to resolve tie votes.

         Notwithstanding the foregoing, no committee of directors is to have the power to resolve a tie vote of the Board until the fifth anniversary of the completion of the Gemstar-TVG Merger if Dr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability.

         Committees. The Board has the following committees:
         ----------

         (1) The Executive Committee: The Executive Committee consists of four
             -----------------------
directors and acts by majority vote of the quorum which is present or by unanimous written consent. The members of the Executive Committee include each of the following who are directors: the Chief Executive Officer; the Chief Financial Officer (but if the Chief Financial Officer is not a director selected by the Board prior to the Gemstar-TVG Merger or a successor to such director, then, until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar, a director designated by the GS Director Committee or a successor to such director will be a member of the Executive Committee instead of the Chief Financial Officer); and two TVG Directors. The Executive Committee is to have, to the extent permitted by law, and until the third annual Board meeting following (1) the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Gemstar-TVG Merger, all powers of the Board with respect to matters related to the operations of Gemstar and its subsidiaries between Board meetings, except: as otherwise determined by the Board; with respect to any matter that is delegated to a different committee of directors; with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders; or with respect to (1) any acquisition by Gemstar or any person controlled by Gemstar of any business or assets if the amount involved exceeds $25 million, (2) any sale, lease, exchange or other disposition, pledge or encumbrance of assets or of all or a part of any business of Gemstar or any person controlled by Gemstar if the amount involved exceeds $25 million, and (3) the incurrence by Gemstar or any person controlled by Gemstar of indebtedness in excess of $50 million in any fiscal year. If a matter is to be brought before the Executive Committee and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter generally is to be exercised by the Tie-breaking Committee (of which Dr. Yuen is to be the sole member) until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Gemstar-TVG Merger, the TVG Director Committee generally is to have the ability to resolve tie votes. Notwithstanding the foregoing, no committee of directors is to have the power to resolve a tie vote of the Executive Committee until the fifth anniversary of the completion of the Gemstar-TVG Merger if Dr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability. Only the Chief Executive Officer of Gemstar may call a meeting of the Executive Committee until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, the Chief Executive Officer or any two members of the Executive Committee may call a meeting.

         (2) The Compensation Committee: The Compensation Committee consists of
             --------------------------
five directors and acts by majority vote of all its members or by unanimous written consent. The members of the Compensation Committee include two Independent Directors (as defined in the Bylaws) designated by the Board prior to the Gemstar-TVG Merger and their successors, two TVG Directors who are Independent Directors and the Chief Executive Officer of Gemstar (provided he or she is a director). Neither of the TVG Directors needs to be an Independent Director if a majority of the members of the GS Director Committee consents, and neither of the GS Directors needs to be an Independent Director if a majority of the TVG Directors consents. The GS Director Committee consented to there being one TVG Director on the Compensation Committee who is not to be an Independent Director, in addition to the one TVG Director who is to be an Independent Director. The Chief Executive Officer of Gemstar is to be the chairman of the Compensation Committee. Except with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders, the Compensation Committee is to be empowered to make all decisions with respect to the compensation and other terms of employment of any executive officer of Gemstar or any of its subsidiaries, or any other officer or employee of Gemstar or any of its subsidiaries. Notwithstanding the foregoing, unless otherwise determined by at least seven of the twelve directors, the Compensation Committee's authority to grant stock options or other stock based compensation is to be limited, on a cumulative basis from the completion of the Gemstar-TVG Merger, to 2% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Gemstar-TVG Merger. Further, not more than 1% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Gemstar-TVG Merger may be granted, awarded or issued in the aggregate to officers of Gemstar or any person controlled by Gemstar who directly report to the Chief Executive Officer.

         (3) The Special Committee: The Special Committee consists of three
             ---------------------
members and acts by majority vote of all its members or by unanimous written consent other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Special Committee include the Chief Executive Officer (provided he or she is a director) and two TVG Directors or their successors.

The Special Committee is to have authority to determine matters related to the relationship between Gemstar and "service providers" as contemplated by the Bylaws.

         (4) The Audit Committee: The Audit Committee acts by majority vote of
             -------------------
all its members or by unanimous written consent and is to have all powers normally accorded to an audit committee other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Audit Committee include the two GS Independent Directors (as such term is defined in the Bylaws) and the two TVG Independent Directors, unless there is only one GS Independent Director or one TVG Independent Director.

         (5) The GS Director Committee: The GS Director Committee consists of
             -------------------------
all GS Directors other than the GS Independent Directors and acts by majority vote of all its members or by unanimous written consent. The GS Director Committee is to have the right to: appoint the Chairman of the Board (which will be Dr. Yuen so long as he is a director) until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar; nominate directors to fill expiring directorships held by GS Directors until the fifth anniversary of the completion of the Gemstar-TVG Merger; and fill vacancies with respect to the directorships held by GS Directors until the fifth anniversary of the completion of the Gemstar-TVG Merger. The Board may not dissolve the GS Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar. If Dr. Yuen should cease being the Chief Executive Officer before the fifth anniversary of the completion of the Gemstar-TVG Merger as a result of his death or disability, then until the fifth anniversary of the completion of the Gemstar-TVG Merger the Board may dissolve the GS Director Committee or modify its duties or composition with the approval of nine of the twelve members of the Board.

         (6) The TVG Director Committee: The TVG Director Committee consists of
             --------------------------
all TVG Directors other than directors that News Corporation considers the TVG Independent Directors for such purpose, and acts by majority vote of all its members or by unanimous written consent. The TVG Director Committee is to have the right to: nominate directors to fill expiring directorships held by TVG Directors until the fifth anniversary of the completion of the Gemstar-TVG Merger; fill vacancies with respect to the directorships held by TVG Directors until the fifth anniversary of the completion of the Gemstar-TVG Merger; and resolve tie votes of the Board and Executive Committee as described above. The Board may not dissolve the TVG Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the third annual board of directors' meeting following (1) the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Gemstar-TVG Merger.

         (7) The Tie-breaking Committee: The Tie-breaking Committee consists of
             --------------------------
Dr. Yuen as Chairman of the Board and exists until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar. During such time, the Tie-breaking Committee is to have the power to resolve tie votes of the Board and the Executive Committee as described above. During such time, the Board may not dissolve the Tie-breaking Committee or modify its duties or composition.

         Quorum. A majority of the total number of Board members constitutes a
         ------
quorum, except that six of the twelve Board members is to constitute a quorum at a duly called Board meeting where either all GS Directors or all TVG Directors fail to attend such meeting.

         Voting. Generally, directors present at any meeting at which a quorum
         ------
is present may act by majority vote. However, matters itemized in the Bylaws as "fundamental decisions" require the approval of at least seven of the twelve Board members and certain other matters require the approval of at least nine of the twelve Board members.

         Executive Officers. Henry C. Yuen is to be Chief Executive Officer of
         ------------------
Gemstar for five years after the completion of the Gemstar-TVG Merger unless he earlier dies or resigns or his employment is terminated for disability as permitted by, or for "cause" within the meaning of, his existing employment agreement. Until the earlier of the fifth anniversary of the completion of the Gemstar-TVG Merger and the date Dr. Yuen ceases to be Chief Executive Officer of Gemstar, Dr. Yuen is to be Chairman of the Board so long as he is to be a director of Gemstar.

         The foregoing discussion of the Bylaws is qualified in its entirety by reference to the complete text of the Bylaws, which is incorporated by reference herein.

RIGHTS PLAN OF THE ISSUER

         In connection with the Gemstar-TVG Merger, the Issuer amended and restated its existing rights agreement, dated July 10, 1998 as amended ("Rights Plan"), with American Stock Transfer & Trust Company, in order to make the Rights Plan inapplicable to the Gemstar-TVG Merger and the transactions contemplated thereby, including the Stockholders' Agreement. The Rights Plan was amended in connection with the Gemstar-TVG Merger to exempt each of Liberty and its controlled related parties and News Corporation and its controlled related parties from the definition of Acquiring Person (as such term is defined in the Rights Plan). If, however, Liberty or News Corporation or their respective controlled related parties acquires beneficial ownership of any additional shares of Common Stock, then such person would be an Acquiring Person unless the beneficial ownership resulted from any of the following:

         (1) the right to acquire or acquisition of additional shares by Liberty, News Corporation or any of their respective controlled related parties from each other or from Henry C. Yuen;

         (2) the acquisition by Liberty, News Corporation or any of their respective controlled related parties of additional shares which do not exceed, in the aggregate, the number of shares of Common Stock transferred by Dr. Yuen before or after the completion of the Gemstar-TVG Merger to persons other than Liberty, News Corporation or any of their respective controlled related parties in certain transactions permitted by the Stockholders' Agreement;

         (3) the grant or exercise of employee or director options; and

         (4) any agreement, arrangement or understanding among Liberty, News Corporation or any of their respective controlled related parties with respect to voting, holding, acquiring or disposing of beneficial ownership of Common Stock.

         The definition of Acquiring Person was also modified in certain respects to make it less likely that someone would inadvertently become an Acquiring Person.

         The amendments to the Rights Plan also modified the definition of beneficial ownership so that Dr. Yuen, Liberty and its controlled related parties, and News Corporation and its controlled related parties are not deemed to beneficially own any of the shares of Common Stock owned by each other as a result of any of the transactions expressly contemplated by the Gemstar-TVG Merger, including the Stockholders' Agreement.

         The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which is incorporated by reference herein.

         RESTRUCTURING PLAN. Following discussions among News Corporation, Dr. Yuen, Ms. Leung and the Board (including a special committee of independent directors thereof), an agreement in principle was reached on October 8, 2002 with respect to restructuring Gemstar's management and corporate governance. The agreement in principle, which is subject to completion of definitive documentation, includes the parties' agreement with respect to the following matters, among others: the resignations of Dr. Yuen and Ms. Leung from their current executive positions with Gemstar and the termination of their existing employment arrangements; new employment arrangements for Dr. Yuen and Ms. Leung with a newly formed business unit of Gemstar; Dr. Yuen's continued service on the Board for three years and the elimination of Dr. Yuen's ability to designate other persons to the Board; Dr. Yuen's agreement to resign from the Board in the event of his termination of employment; and agreements between Dr. Yuen and Gemstar relating to intellectual property. It is anticipated that Ms. Leung will remain as a director through the end of her term in 2003. The Restructuring Plan also contemplates two mutual releases: one among Gemstar, Dr. Yuen and Ms. Leung, and the other among Dr. Yuen, Ms. Leung and News Corporation. It is anticipated that Jeff Shell will succeed Dr. Yuen as Chief Executive Officer of Gemstar upon Dr. Yuen's resignation from such position. While definitive documents reflecting the Restructuring Plan are expected to be negotiated and entered into shortly, there can be no assurance that definitive agreements will be entered into in substantially the form described herein or at all.

         If the Restructuring Plan is consummated, changes to the Stockholders' Agreement and the Bylaws would be made to reflect a reduction of each of Dr. Yuen's and News Corporation's designees from six to one and to otherwise implement the terms of the Restructuring Plan. These changes would include the elimination of the board structure that divides the twelve directors into six designees of Dr. Yuen and six designees of News Corporation, the removal of the "TVG" and "GS" director designations, the elimination of the corresponding committee composition requirements, the removal of Dr. Yuen's tie-breaking authority and the tie-breaking committee concept, the term guarantees for Dr. Yuen's service as Chief Executive Officer, the separation of the Chairman of the Board and Chief Executive Officer positions, and the elimination of News Corporation's rights of first offer with respect to Dr. Yuen's Common Stock under the Stockholders' Agreement.

Item 7.           Materials to be Filed as Exhibits.

                  Item 7 is amended and restated to read in its entirety as follows:

Exhibit 7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(b)      Stockholders' Agreement (incorporated by reference to
                  Exhibit 99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d) Joint Filing Agreement among News Corporation, Mr. K. Rupert Murdoch and Sky Global Networks, Inc. (now known as Sky Global Holdings, Inc.) (incorporated by reference to Exhibit 7(d) to the Reporting Persons' Schedule 13D filed on July 24, 2000).

Exhibit 7(e) Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons'
                  Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(i)      Joint Filing Agreement among the Reporting Persons, dated
                  May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(j) Agreement and Plan of Merger, dated as of December 3, 2001 by and among Liberty, LTVGIA, News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons' Schedule 13D/A (Amendment No. 3, filed on December 7,
                  2001)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002

                                                 THE NEWS CORPORATION LIMITED

                                                 By:  /s/ Arthur M. Siskind
                                                    ----------------------------
                                                 Name:    Arthur M. Siskind
                                                 Title:   Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002



                                     Name:                  *
                                           -------------------------------------
                                           K. Rupert Murdoch






         * By:    /s/ Arthur M. Siskind
                -------------------------------------
                      Arthur M. Siskind
                      Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002



                                                  SKY GLOBAL HOLDINGS, INC.

                                                  By:   /s/ Arthur M. Siskind
                                                     ---------------------------
                                                     Name:  Arthur M. Siskind
                                                     Title: Sr. Executive Vice
                                                            President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2002



                                                  NEWS PUBLISHING AUSTRALIA
                                                  LIMITED

                                                  By:    /s/ Arthur M. Siskind
                                                     ---------------------------
                                                     Name:   Arthur M. Siskind
                                                     Title:  Sr. Executive Vice
                                                             President

Schedule 1 is hereby amended and restated to read in its entirety as follows:

                                                                     Schedule 1

 Directors, Executive Officers and Controlling Persons of the Reporting Persons

                                                                                           Principal Business
                                                                                           or Organization in
                                                                                               Which Such
                                                                                              Employment is
        Name                          Principal Occupation and Business Address                 Conducted
        ----                          -----------------------------------------            ------------------
K. Rupert Murdoch                  Executive Director, Chairman and Chief Executive          News Corporation
                                   of News Corporation; Director, Chairman and Chief
                                   Executive of News Publishing Australia Limited
                                   ("NPAL"); Director of News International, plc;
                                   Director of News Limited; Director of News America
                                   Incorporated ("NAI"); Director of STAR Group
                                   Limited ("STAR"); Chairman of British Sky
                                   Broadcasting Group plc ("BSkyB"); Director,
                                   Chairman and Chief Executive Officer of Fox
                                   Entertainment Group, Inc. ("FEG"); Director of
                                   China Netcom Corporation (Hong Kong) Limited;
                                   Director of Gemstar-TV Guide International, Inc.
                                   ("Gemstar").
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Geoffrey C. Bible                  Non Executive Director of News Corporation.               News Corporation
                                   1211 Avenue of the Americas
                                   New York, New York 10017

Chase Carey                        Non-Executive Director of News Corporation;               News Corporation
                                   Director of Gateway, Inc.; Director of Colgate
                                   University.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

                                                                                           Principal Business
                                                                                           or Organization in
                                                                                               Which Such
                                                                                              Employment is
        Name                          Principal Occupation and Business Address                 Conducted
        ----                          -----------------------------------------            ------------------
Peter Chernin                      Executive Director, President and Chief Operating         News Corporation
                                   Officer of News Corporation; Director, President
                                   and Chief Operating Officer of NPAL; Director,
                                   Chairman and Chief Executive Officer of NAI;
                                   Director, President and Chief Operating Officer of
                                   FEG; Director of Gemstar; Member of Advisory Board
                                   of PUMA AG; Director of E*TRADE Group, Inc.
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Kenneth E. Cowley/1/               Non Executive Director of News Corporation;            Independent Newspapers
                                   Chairman of Independent Newspapers Limited
                                   ("Independent Newspapers"); Chairman of RM
                                   Williams Holdings Limited.
                                   2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

David F. DeVoe                     Executive Director, Senior Executive Vice                 News Corporation
                                   President and Chief Financial Officer and Finance
                                   Director of News Corporation; Director, Senior
                                   Executive Vice President and Chief Financial
                                   Officer of NPAL; Director and Senior Executive
                                   Vice President of NAI; Director, Senior Executive
                                   Vice President and Chief Financial Officer of FEG;
                                   Director of STAR; Director of BSkyB; Director of
                                   NDS; Director of Gemstar.
                                   1211 Avenue of the Americas
                                   New York, New York 10036


---------------------------------------
         /1/      Citizen of Australia.

                                                                                           Principal Business
                                                                                           or Organization in
                                                                                               Which Such
                                                                                              Employment is
        Name                          Principal Occupation and Business Address                 Conducted
        ----                          -----------------------------------------            ------------------
Roderick I. Eddington/2/           Non Executive Director of News Corporation; Chief         British Airways
                                   Executive of British Airways plc ("British
                                   Airways").
                                   c/o 2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

Aatos Erkko/3/                     Non Executive Director of News Corporation;               Sanoma
                                   Member of the Board of Sanoma WSOY
                                   Corporation ("Sanoma"), a privately owned
                                   media company in Finland; Chairman of
                                   Asipex AG.
                                   P.O. Box 144
                                   FIN-00101 Helsinki, Finland

Graham Kraehe/4/                   Non Executive Director of News Corporation;               News Corporation
                                   Chairman of BHP Steel;
                                   Director of Brambles Industries plc;
                                   Director of National Australia Bank.
                                   c/o Level 20 News Corporation
                                   101 Collins Street
                                   Melbourne Vic 3000
                                   Australia

Andrew S.B. Knight/5/              Non Executive Director of News Corporation; Non           News Corporation
                                   Executive Director of Rothschild Investment Trust
                                   Capital Partners plc.
                                   c/o News International plc
                                   1 Virginia Street
                                   London E1 9BN England


------------------------------------------
         /2/      Citizen of Australia.

         /3/      Citizen of Finland.

         /4/      Citizen of Australia.

         /5/      Citizen of United Kingdom.

                                                                                           Principal Business
                                                                                           or Organization in
                                                                                               Which Such
                                                                                              Employment is
        Name                          Principal Occupation and Business Address                 Conducted
        ----                          -----------------------------------------            ------------------
Lachlan K. Murdoch                 Executive Director and Deputy Chief Operating             News Corporation
                                   Officer of News Corporation; Senior Executive Vice
                                   President and Co-Chief Operating Officer of NPAL;
                                   Director and Chairman of Queensland Press Limited;
                                   Chairman of News Limited; Deputy Chairman of STAR;
                                   Director of FOXTEL Management Pty. Ltd.; Director
                                   of Gemstar; Director of NDS.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

James R. Murdoch                   Executive Director and Executive Vice President of              STAR
                                   News Corporation; Chairman and Chief Executive
                                   Officer of STAR; Director of NDS; Director of
                                   Phoenix Satellite Television Holdings, Ltd;
                                   Director of YankeeNets L.L.C.
                                   8th Floor, One Harbourfront
                                   18 Tak Fung Street
                                   Hunghom, Kowloon, Hong Kong

Thomas J. Perkins                  Non Executive Director of News Corporation;                Kleiner Perkins
                                   Partner at Kleiner Perkins Caufield & Byers
                                   ("Kleiner Perkins"); Director of Hewlett-Packard
                                   Company.
                                   4 Embarcadero Center
                                   Suite 3520
                                   San Francisco, CA 94111

Stanley S. Shuman                  Non Executive Director of News Corporation;          Allen & Company
                                   Executive Vice President and Managing Director of
                                   Allen & Company Incorporated ("Allen & Company");
                                   Director of NAI; Director of Six Flags, Inc.
                                   711 Fifth Avenue
                                   New York, New York 10176

                                                                                           Principal Business
                                                                                           or Organization in
                                                                                               Which Such
                                                                                              Employment is
        Name                          Principal Occupation and Business Address                 Conducted
        ----                          -----------------------------------------            ------------------
Arthur M. Siskind                  Executive Director, Senior Executive Vice            News Corporation
                                   President and Group General Counsel of News
                                   Corporation; Director, Senior Executive Vice
                                   President and General Counsel of NPAL; Director of
                                   BSkyB; Director and Senior Executive Vice
                                   President of NAI; Director, Senior Executive Vice
                                   President and General Counsel of FEG; Director of
                                   STAR; Director of NDS.
                                   1211 Avenue of the Americas
                                   New York, New York 10036